Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Cillian M. Lynch, Esq.

(202) 419-8416

clynch@stradley.com

October 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Mses. Samantha Brutlag, Esq. and Mindy Rotter, Esq.

Re:	Wilmington Funds

File Nos.: 033-20673 and 811-05514

Dear Mses. Brutlag and Rotter:

On behalf of Wilmington Funds (the “Registrant”) and its series the Wilmington U.S. Treasury Money Market Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on September 25, 2019, with regard to Post-Effective Amendment No. 152/153 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission on September 11, 2019, pursuant to the Investment Company Act of 1940 (the “1940 Act”), as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s responses to each comment. These responses will be incorporated into an updated filing made pursuant to Rule 485(a) of the Securities Act for which the Registrant will request accelerated effectiveness, as discussed with you on September 25, 2019. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

PROSPECTUS

Fee Table

1.	Comment: Please confirm that the Registrant will include the fee table information in the Amendment, and please provide the SEC with a completed fee table as an attachment to this letter.

Response: The Registrant has updated the fee table information in the Amendment and has included the fee table information in Exhibit A attached to this letter.

2.	Comment: Please confirm that the fees noted in the Amendment are the current fees for the Fund.

Response: The Registrant confirms that the fees noted in the Amendment are the current fees for the Fund.

3.

Comment: On page 3 of the Amendment under the “Average Annual Total Returns” section, please include a sentence stating that the Institutional Class commenced operations on the date of the prospectus and that it does not yet have one year of performance to disclose.

Response: The Registrant has added the requested disclosure per the Staff’s comment. The final sentence of the “Performance Information” narrative now reads:

The Fund’s Institutional Class shares had no assets during the period, and, therefore, there is no annual performance information for the Fund’s Institutional Class shares.

In addition, the Registrant has added a sentence to the end of the lead-in paragraph above the fee table stating that “[t]he Institutional Class will commence operations on or after October 7, 2019.

Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

4.	Comment: Please note that Alternative Minimum Tax Risk is listed in Item 9 of the Amendment as a principal risk but not in the Summary Prospectus as a principal risk.

Response: The Registrant notes that on page 5 of the Amendment, Alternative Minimum Tax Risk is not listed under the “Principal Risks of Investing in the Fund” section. Rather, it is listed on page 10 of the Amendment under the “Specific Risks of Investing in the Fund” section and is not listed as a principal risk of the Fund.

U.S. Securities and Exchange Commission

5.

Comment: Please note that the Fund’s principal risks appear in alphabetical order. Please list these risks in order of how significant each one is with respect to the Fund’s yield, net asset value and total return.

Response: The Registrant has re-ordered its principal risks in the Amendment to reflect their relative effect on yield, net asset value and total return, as requested.

6.	Comment: On pages 8–9 of the Amendment, it states that the Fund may invest in other investment companies. Please consider whether AFFE should be disclosed in the fee table.

Response: The Fund has the option to invest in other Money Market Mutual Funds; however, it does not do so to such an extent that it would be required by Form N-1A to place this expense on a separate line item. Rather, any AFFE incurred would be included under “Other Expenses” given that they are less than 0.01% of average net assets of the Fund.

PART C

7.	Comment: Please provide an updated auditor’s consent and confirm that the Registrant will provide such consent from Ernst & Young LLP for the Amendment.

Response: The Registrant confirms that it will provide an updated auditor’s consent from Ernst & Young LLP for the Amendment.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosures in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8416 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esq.

cc:	John C. McDonnell

Alison M. Fuller, Esq.

Jessica D. Burt, Esq.

U.S. Securities and Exchange Commission

Exhibit A

	Service Class	Select Class	Administrative Class	Institutional Class
Management Fee	0.25%	0.25%	0.25%	0.25%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.25%	None
Other Expenses	0.33%	0.33%	0.33%	0.08%

Total Annual Fund Operating Expenses	0.83%	0.58%	0.83%	0.33%

Fee Waivers and/or Expense Reimbursements (1)	-0.08%	-0.23%	-0.23%	-0.08%

Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.75%	0.35%	0.60%	0.25%

(1)

The Fund’s Advisor, distributor and shareholder services provider have agreed to waive their fees and/or reimburse expenses so that the total annual fund operating expenses paid by the Fund’s Service, Select, Administrative and Institutional Class Shares will not exceed 0.75%, 0.35%, 0.60% and 0.25%, respectively, not including taxes, or other extraordinary expenses. Unless the Fund’s Board of Trustees continues the fee waiver agreement, it will terminate on October 31, 2020.